SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



22 April 2004

             COLT APPOINTS TONY BATES TO BOARD OF DIRECTORS


COLT Telecom Group plc (COLT), a leading European provider of business communication services and solutions, announced today a further strengthening of its senior management team with the appointment of Tony Bates to the Board of Directors and as Chief Administrative Officer with effect from 1 May 2004.

In the newly created management position of Chief Administrative Officer Mr Bates, currently interim Chief Financial Officer of COLT, will have responsibility for Finance, Legal and Regulatory Affairs, Real Estate, Audit and Risk Management, Company Secretariat and Corporate Communications and will report directly to the President and Chief Executive.

COLT Chairman, Barry Bateman said:

"As we position COLT for its next phase of growth I am pleased to announce Tony Bates' appointment as Chief Administrative Officer and Director. Tony's international management experience and strong commercial drive will make a significant contribution to the future success of COLT."

Tony Bates is a Fellow of the Institute of Chartered Accountants having qualified with Arthur Andersen in London and holds a First Class Honours Degree in Management Sciences from the University of Manchester Institute of Science and Technology. His early career was spent at Phillip Morris (now Altria Group Inc.) and then as Finance Director of Habitat UK Ltd. He joined EMI Group plc in 1990, initially as Finance Director of EMI Records Ltd, rising through a number of highly commercial financial management roles to become both Group Finance Director of EMI Group plc and Executive Vice President of EMI Recorded Music.


ABOUT COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services and solutions. The company owns an integrated 20,000 kilometre network that directly connects approximately 10,000 buildings in 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net.


CONTACT

John Doherty
Director Corporate Communications
Tel: +44 20 7390 3681
Email: jdoherty@colt-telecom.com

Gill Maclean
Head of Corporate Communications
Tel +44 20 7863 5314
Email: gill.maclean@colt-telecom.com



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 22 April, 2004                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary